

16021326

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# ANNUAL AUDITED REPORT FORM X-17A-5 /A PART III

| OMB APPROVAL | |
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| OMB Number: | 3235-0123 |
| Expires: | March 31, 2016 |
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| SEC FILE NUMBER |
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| 8- 67528 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FIRST CHICAGO ADVISORS, INC.

| OFFICIAL USE ONLY |
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| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

32 OTIS ROAD

(No. and Street)

BARRINGTON (City) IL (State) 60010 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

STEVEN E. KNOOP 312 739-0100

(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MARVIN M. SIEGEL CPA PC

(Name – *if individual, state last, first, middle name*)

3330 OLD GLENVIEW ROAD (Address) WILMETTE (City) IL (State) 60091 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
APR 20 2016
DIVISION OF TRADING & MARKETS

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
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**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, Steven E. Knoop, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of First Chicago Advisors, Inc., as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



"OFFICIAL SEAL"
EUGENE R DAWSON
Notary Public, State of Illinois
My Commission Expires 01/25/18


Signature

President

Title

Notary Public 2/26/16

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

**FIRST CHICAGO ADVISORS, INC.**
**REPORT ON EXAMINATION**
**FOR THE 12 MONTHS ENDED**
**DECEMBER 31, 2015**

**MARVIN M. SIEGEL CPA P.C.**
Certified Public Accountants
3330 Old Glenview Road, Suite 7
Wilmette, IL 60091
847-256-8355

To: The Board of Directors
Barrington, Illinois

**Independent Auditor's Report**

I have audited the accompanying statement of financial condition of First Chicago Advisors, Inc. (an Illinois corporation), as of December 31, 2015, and the related statements of income, changes in financial condition, and statement changes in stockholders equity for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America, and with auditing standards of the Public Company Accounting Oversight Board. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First Chicago Advisors, Inc., as of December 31, 2015, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion of the basic financial statements taken as a whole. The supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Wilmette, Illinois
February 12, 2016

Steven M. Siegel
Certified Public Accountant

# STATEMENT OF FINANCIAL CONDITION

## FIRST CHICAGO ADVISORS, INC.

## Balance Sheet

## As of December 31, 2015

### ASSETS

| | | |
|---|---|---|
| CURRENT ASSETS | | |
| Cash in Checking | | |
| UBS Money Market | $ 7,327 | |
| Harris Bank | 22,323 | |
| Prepaid Expenses | 1,722 | |
| Total Current Assets | | $ 31,372 |
| FIXED ASSETS | | |
| Computer | 7,471 | |
| Accumulated Depreciation - Computer | (7,229) | |
| Equipment | 2,467 | |
| Accumulated Depreciation - Equipment | (2,467) | |
| Total Fixed Assets | | 242 |
| TOTAL ASSETS | | $ 31,614 |

### LIABILITIES AND EQUITY

| | | |
|---|---|---|
| CURRENT LIABILITIES | | |
| Accrued Expenses | $ 6,908 | |
| Total Current Liabilities | | $ 6,908 |
| EQUITY | | |
| Common Stock | 1,000 | |
| Additional Paid-In Capital | 251,299 | |
| Retained Earnings | (227,593) | |
| TOTAL EQUITY | | 24,706 |
| TOTAL LIABILITIES AND EQUITY | | $ 31,614 |

*(See Independent Auditor's Report.)*

# NOTES TO FINANCIAL CONDITION
and
# Notes to Financial Statements
# December 31, 2015

**Note 1: Organization and Nature of Business**
The Company was formed on January 18, 2005, as a corporation under the laws of the State of Illinois Act.

The terms of the Company is perpetual unless and until dissolved in accordance with the provision of the member's operating agreement.

The Company is registered as a nonclearing broker/dealer and was approved as a member of the National Association of Securities Dealers, Inc. (NASD), in July 2007.

The Company was formed for the purpose of assisting in the private placement of securities, along with other securities business activities, such as mergers, acquisitions and other corporate reorganization transactions including financial advisory services.

The Company is wholly owned by Steven Knoop.

**Note 2: Summary of Significant Accounting Practices**
A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

*Accrual basis of accounting.* The Company uses the accrual basis of accounting.

*Property and equipment.* Property and equipment items are stated at cost and are depreciated over their estimated useful lives using the straight-line depreciation method.

*Income taxes.* The Company has elected to be treated as a subchapter S corporation for income tax purposes. Generally, any taxable income of a subchapter S corporation flows through to the shareholder and is reported on personal income tax returns.

*Statement of cash flows.* For the purposes of the statement of cash flows, the Company considers only bank accounts to be cash equivalents.

**Note 3: Net Capital Requirements**
The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1). Under this rule, the company is required to maintain "net capital" equivalent to $5,000 or 6 2/3% of "aggregate indebtedness," whichever is greater, as these terms are defined.

Net capital and aggregate indebtedness change from day to day, but at December 31, 2015, the Company had excess net capital requirements of $17,595.00, which includes $147.00 in money market haircuts not included in the December 31, 2015, amended

focus report. The net capital rule may effectively restrict the payment of shareholder capital withdrawals.

**Note 4: Employee Benefit Plan**
The Company maintains a SEP IRA profit-sharing plan for all eligible employees. Employees are eligible to participate in the plan if they are 21 years of age, employed as regular full-time employees, and have completed 30 days of service. However, no contributions were made for the year ended December 31, 2015.

**Note 5: Subsequent Events**
None.

**Note 6: Exemption from SEC Rule 15c3-3**
The company does not engage in any securities transactions that require clearing of monies. The company is an introducing broker dealer, solely engaged in mergers and acquisitions and private placements. The company carries no customer accounts and does no clearing for customer funds or securities. Therefore, it is exempt from SEC Rule 15c3-3 under provisions of Rule 15c3-3 (k) (2) (ii).